Exhibit 21.1

Significant Subsidiaries of

Beroni Group Limited

Name of Subsidiary, Ownership %	Jurisdiction
Beroni Hong Kong (100%)	Hong Kong
Tianjin Beroni Technology (100%)	China
Beroni Biotech Inc. (100%)	Japan
PENAO Pty Ltd. (60%)	Australia
Beroni USA Corp. (100%)	Unites States of America
Dendrix Inc. (17.92%	Japan